UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Nasdaq Compliance

On July 11, 2025, the staff of the Nasdaq Listing Qualifications Department (“Staff”) notified Brera Holdings PLC (the “Company”) that the Company regained compliance with Nasdaq Listing Rule 5550(a)(2) (this regained compliance, “Listing Rule Compliance,” and letter for such notification, “Nasdaq Notice”). For the ten consecutive business days between June 26, 2025 to July 10, 2025, the closing bid price of the Company’s Class B Ordinary Shares was $1.00 per share or greater. Previously, on July 16, 2024, the Staff had notified the Company that its Class B Ordinary Shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days, as required by the Listing Rules of The Nasdaq Stock Market. A copy of the Nasdaq Notice is attached as Exhibit 99.1 to this Form 6-K (“Form 6-K”).

On July 14, 2025, the Company issued a press release announcing its Listing Rule Compliance. A copy of the press release is attached as Exhibit 99.2 to this Form 6-K.

Exhibit No.	Description
99.1	Nasdaq Notice dated July 11, 2025
99.2	Press Release dated July 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2025	BRERA HOLDINGS PLC

	By:	/s/ Pietro Bersani
Pietro Bersani
Chief Executive Officer and Chief Financial Officer

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